A.G.P./Alliance Global Partners

590 Madison Avenue

New York, New York 10022

April 3, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549

RE:	Ocean Power Technologies, Inc. (the “Company”)
File No. 333-230199
Registration Statement on Form S-1

Ladies and Gentlemen:

Reference is made to the letter request of A.G.P./Alliance Global Partners, as representative of the underwriters, for acceleration of effectiveness of the above-captioned registration statement submitted to the U.S. Securities and Exchange Commission (the “Commission”) on April 3, 2019, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Acceleration Request”).

The undersigned hereby respectfully requests that the Commission withdraw the Acceleration Request and that it not declare the above-captioned registration statement effective until such time as the underwriters shall request pursuant to a new request.

Very truly yours,

A.G.P./Alliance Global Partners

/s/ Thomas Higgins
Name:	Thomas Higgins
Title:	Managing Director